February 12, 2016

VIA EDGAR SUBMISSION

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Container Store Group, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2015

Filed May 8, 2015

File No. 1-36161

Dear Mr. Thompson:

The Container Store Group, Inc. (the “Company”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 29, 2016 to Jodi L. Taylor, the Company’s Chief Financial Officer.  For ease of reference, each comment is repeated in italics below and followed by the Company’s response.

COMMENT

Item 6. Selected Financial and Operating Data, page 34

1.              Please revise footnote (5) to disclose the reasons why you believe that your presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations.  The justification for the use of the non-GAAP financial measure must be substantive.  Merely indicating that you provide such non-GAAP financial measures to give investors additional data to evaluate your operations is not sufficient support for disclosure of the non-GAAP financial measures.  Please also revise to expand your disclosure of the additional purposes for which management uses each of the non-GAAP financial measures.  In addition, please confirm to us that similar disclosure will also be provided in future filings on Form 10-Q and Form 8-K in which you disclose non-GAAP financial measures.  Please refer to Item 10(e) of Regulation S-K and Regulation G.

RESPONSE

The Company respectfully submits that disclosures made in footnotes (5), (6), and (8) regarding non-GAAP financial measures collectively meet the requirements of Item 10(e) of Regulation S-K and Regulation G.

Specifically, in footnote (6), we disclose why we believe the non-GAAP financial measure of Adjusted EBITDA provides useful information to investors, as well as the additional purposes for which management uses Adjusted EBITDA as follows:

“Adjusted EBITDA is calculated in accordance with the Secured Term Loan Facility and the Revolving Credit Facility and is one of the components for performance evaluation under our executive compensation programs. Adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider in our evaluation of ongoing operating performance from period to period as discussed further below. EBITDA and Adjusted EBITDA are included in this Annual Report on Form 10-K because they are key metrics used by management, our board of directors and LGP to assess our financial performance. EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

In addition to covenant compliance and executive performance evaluations, we use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.”

Footnote (6) then describes each reconciling item of Adjusted EBITDA to further clarify for investors why each item is excluded from net income to arrive at the non-GAAP financial measure.

In footnote (8), we begin by disclosing the additional purposes for which management uses the non-GAAP financial measures of adjusted net income and adjusted net income per common share — diluted as follows:

“We use adjusted net income and adjusted net income per common share — diluted to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.”

In the footnotes to the reconciliation table in footnote (8), we then detail each reconciling item of adjusted net income to inform the investors why each item is excluded from net income to arrive at adjusted net income and adjusted net income per common share — diluted. In describing each reconciling item, we specifically state that management does not consider that item in its evaluation of ongoing performance, which was intended to indicate why the measures provide useful information to investors.

However, in response to the Staff’s comments, we propose to enhance our disclosures in footnote (5) in future filings as follows (changes have been marked):

(5)  We have presented ~~certain non-GAAP measures~~EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, adjusted net income, and adjusted net income per common share - diluted as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. These non-GAAP measures should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. These non-GAAP measures are key metrics used by management ~~and~~, our board of directors, and LGP to assess our financial performance. We present these non-GAAP measures because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because we believe it is useful for investors to see the measures that management uses to evaluate the Company.  These non-GAAP measures are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In evaluating these non-GAAP measures, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of these non-GAAP measures should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using non-GAAP measures supplementally. Our non-GAAP measures are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation. Please refer to footnotes (6) and (7) of this table for further information regarding why we believe each non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations, as well as the additional purposes for which management uses each of the non-GAAP financial measures.

We also propose to enhance our disclosures in the relevant portion of footnote (6) by including the disclosures regarding Adjusted EBITDA margin as currently defined in footnote (7) as follows (changes have been marked):

(6)  EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin have been presented in this Annual Report on Form 10-K as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is calculated in accordance with the Secured Term Loan Facility and the Revolving Credit Facility and is one of the components for performance evaluation under our executive compensation programs. Adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider in our evaluation of ongoing operating performance from period to period as discussed further below. ~~EBITDA~~Adjusted EBITDA margin means, for any period, the Adjusted EBITDA for that period divided by the net sales for that period presented in accordance with GAAP.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin are included in this Annual Report on Form 10-K because they are key metrics used by management, our board of directors and LGP to assess our financial performance. ~~EBITDA and~~In addition, we use Adjusted EBITDA ~~are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In addition to~~in connection with covenant compliance and executive performance evaluations, and we use Adjusted EBITDA and Adjusted EBITDA margin to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. We believe it is useful for investors to see the measures that management uses to evaluate the Company, its executives and our covenant compliance, as applicable. EBITDA and Adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures, store openings and certain other cash costs that may recur in the future. EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation, such as pre-opening costs and stock compensation expense. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, ~~and~~ Adjusted EBITDA, and Adjusted EBITDA margin supplementally. Our measures of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

Also, we propose to enhance our disclosures in the relevant portion of footnote (7), formerly footnote (8), in future filings as follows (changes have been marked):

~~(8~~(7) Adjusted net income and adjusted net income per common share—diluted have been presented as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP.  We define adjusted net income as net income (loss) available to common shareholders before distributions accumulated to preferred shareholders, stock-based compensation and other costs in connection with our IPO, restructuring charges, impairment charges related to intangible assets, losses on extinguishment of debt, certain gains on disposal of assets and the tax impact of these adjustments and other unusual or infrequent tax items. We define adjusted net income per common share~~—~~ — diluted as adjusted net income divided by the diluted weighted average common shares outstanding; however for prior periods, adjusted diluted weighted average common shares outstanding are calculated based on the assumption that the number of shares outstanding as of March 1, 2014 was outstanding at the beginning of all prior periods presented.  We use adjusted net income and adjusted net income per common share—diluted to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. We present adjusted net income and adjusted net income per common share—diluted because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because we believe it is useful for investors to see the measures that management uses to evaluate the Company.

We also confirm that similar disclosure will be provided in our future filings on Form 10-Q and Form 8-K in which we disclose non-GAAP financial measures.

COMMENT

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual obligations, page 62

2.              Please describe other long-term liabilities excluded from the table to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

RESPONSE

The tabular disclosure of contractual obligations included in The Container Store Group, Inc.’s Form 10-K provides the cash requirements arising from known contractual payment obligations. Management applied judgment in determining which items should be included or excluded from the table. The deferred rent and other long-term liabilities reflected on the consolidated balance sheet primarily consist of the noncurrent portion of deferred rent and deferred lease incentives, as well as defined benefit pension plan obligations, and certain deferred compensation contracts. Deferred rent, which represents the portion of previously recognized rent expense that will be paid in cash in the future, is currently reflected in the tabular disclosure of contractual obligations in the “Operating leases” line item. For each of the remaining items, management concluded that either (i) the timing of the related cash payments was uncertain or (ii) the liability did not represent a known contractual obligation.

In future filings, management will include a footnote to the tabular disclosure of contractual obligations that describes the key components of other long-term liabilities, if any, that are not included in the table. The following is an example of such a footnote, based on the deferred rent and other long-term liabilities presented in the consolidated balance sheet as of February 28, 2015: “The table above excludes deferred lease incentives, defined benefit pension plan obligations, and deferred compensation, which were included in “Deferred rent and other long-term liabilities” in the consolidated balance sheet as of February 28, 2015. Deferred lease incentives were excluded from the table above as such amounts do not represent known contractual obligations for future cash payments.  Defined benefit pension plan obligations and deferred compensation were excluded from the table as the timing of the forthcoming cash payments is uncertain.”

COMMENT

Item 8. Financial Statements and Supplementary Data

6. Employee Benefit Plans page 91

3.              Please tell us and disclose in future filings the amount of unrecognized net actuarial loss, prior service costs and net transition asset or obligation at each balance sheet date.  In addition, please tell us how you determined the amounts of other comprehensive income (loss) before reclassification adjustments, net of tax, disclosed in note 9 and why there are no reclassification adjustments.

RESPONSE

The entire amount of minimum pension liability disclosed in note 9 of $1,153 and $1,167 as of March 1, 2014 and February 28, 2015, respectively, represents the amount of unrecognized net actuarial loss as of each balance sheet date.  The Company had no unrecognized prior service costs and zero net transition asset/obligation as of each of March 1, 2014 and February 28, 2015.  In future filings, management will include a statement disclosing the amount of unrecognized net actuarial loss and, if applicable, prior service costs and net transition asset/obligation, as of each balance sheet date.  The following is an example of such a statement, based on the amounts presented in the consolidated balance sheet as of February 28, 2015: “The unrecognized net actuarial loss included in accumulated other comprehensive income as of March 1, 2014 and February 28, 2015 was $1,153 and $1,167, respectively.”

Additionally, management acknowledges that there are reclassification adjustments, net of tax, related to the minimum pension liability in the amount of $27 and $30 for fiscal years 2013 and 2014, respectively.  Such amounts are currently included in the “Other comprehensive income (loss) before reclassification adjustments, net of tax” line item in such table.  Management believes the reclassification amounts, net of tax, are immaterial for all prior periods presented.  In future filings, management will separately disclose the reclassification amounts, net of tax, in the table describing the components of accumulated comprehensive income (loss) in the Accumulated Other Comprehensive Income footnote.

* * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to telephone the undersigned at (972) 538-6408 if you have any questions regarding this response letter.

Very truly yours,

/s/ Jodi L. Taylor
Jodi L. Taylor
Chief Financial Officer